SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 5)*
HAVERTY FURNITURE COMPANIES, INC.
(Name of Issuer)
Class A Common Stock, $1.00 par value
(Title of Class of Securities)
419596-20-0
(CUSIP Number)
Terry Ferraro Schwartz, Esq.
Smith, Gambrell & Russell, LLP
Suite 3100, Promenade II
1230 Peachtree Street, N.E.
Atlanta, Georgia 30309-3592
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 24, 2007
(Date of Event which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of § § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)
(Continued on following page(s))

CUSIP No.	419596-20-0	Page	2	of	5 Pages

1	NAMES OF REPORTING PERSONS: Betty H. Smith

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO/PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		15,683

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	15,683

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.37%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

AMENDMENT NO. 5 TO
SCHEDULE 13D OF BETTY H. SMITH
     This filing constitutes an amendment (“Amendment”) to a Schedule 13D filed with the Securities and Exchange Commission by Betty H. Smith with respect to the $1.00 par value Class A common stock (the “Class A Common Stock”) of Haverty Furniture Companies, Inc. (the “Issuer”). The sole purpose of this Amendment is to correct disclosure contained in amendment no. 4 to the Schedule 13D.
Item 1. Security and Issuer.
     This filing relates to shares of the Class A Common Stock of the Issuer, whose principal executive offices are located at 780 Johnson Ferry Road, Suite 800, Atlanta, Georgia 30342.
Item 2. Identity and Background.
     This Amendment is filed by Betty H. Smith, a citizen of the United States whose residence address is 2771 Peachtree Road, NE, #5 Carlyle Condominium, Atlanta, Georgia 30305. Mrs. Smith is the mother of Clarence H. Smith, the President and Chief Executive Officer of the Issuer.
     Mrs. Smith has not been convicted in a criminal proceeding during the last five years nor has she, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     The sole purpose of this Amendment is to correct disclosure contained in amendment no. 4 to the Schedule 13D.
     A portion of the securities which are the subject of this filing were originally acquired by Mrs. Smith pursuant to a recapitalization of the Issuer on April 25, 1986, whereby the then outstanding common stock of the Issuer automatically converted into a new class of $1.00 par value common stock (the “Common Stock”), and shares of newly authorized Class A Common Stock were distributed to stockholders on May 23, 1986 by way of a 100% stock dividend declared on the outstanding Common Stock and paid in shares of Class A Common Stock. As a result of the recapitalization, each such stockholder received a number of shares of Class A Common Stock equal to the number of shares of Common Stock held by such stockholder on the record date for payment of the stock dividend. In June of 1986, Mrs. Smith, together, with certain other stockholders of the Issuer, conducted an exchange offer with certain offeree stockholders of the Issuer, whereby the offering stockholders offered to exchange shares of

Common Stock owned by them for shares of Class A Common Stock of the Issuer owned by the offeree stockholders. The offering stockholders, all of whom were officers and/or directors of the Issuer at the time, or members of their immediate families and related interests, conducted the exchange offer with a group of offeree stockholders which was principally comprised of non-management members of the Haverty family (descendants of the Issuer’s founder, J. J. Haverty) or former executive officers and directors of the Issuer and their spouses, widows and children.
     Since the recapitalization and exchange offer, Mrs. Smith’s beneficial ownership of Class A Common Stock has changed due to various factors, including personal transactions by Mrs. Smith, such as gifts, sales and purchases. In addition, Mrs. Smith’s beneficial ownership of the Class A Common Stock has changed due to changes in the number of outstanding shares of Class A Common Stock.
Item 4. Purpose of Transaction.
     The sole purpose of this Amendment is to correct disclosure contained in amendment no. 4 to the Schedule 13D.
Item 5. Interest of Securities of the Issuer.
     As of May 24, 2007, Mrs. Smith beneficially owned an aggregate of 15,683 shares, or approximately 0.37%, of the outstanding shares of Class A Common Stock of the Issuer. On such date, Mrs. Smith ceased to be the beneficial owner of more than five percent of the Class A Common Stock of the Issuer. Mrs. Smith shares investment powers with respect to the 15,683 shares, which shares are owned by the Alex and Betty Smith Foundation (the “Foundation”), a charitable organization. Mrs. Smith shares investment control of the shares owned by the Foundation with the other members of the Foundation. Clarence H. Smith has sole voting power with respect to such shares.
     Clarence H. Smith, the President and Chief Executive Officer of the Issuer, is a United States citizen and his business address is 780 Johnson Ferry Road, Suite 800, Atlanta, Georgia 30342. Clarence H. Smith has not been convicted in a criminal proceeding during the last five years, nor has he, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or states securities laws or finding any violation with respect to such laws.
     Except as described below in Item 6, Mrs. Smith effected no transactions in the Class A Common Stock within the past 60 days.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     On May 24, 2007, Mrs. Smith and certain members of her family entered into a series of transactions pursuant to which a new limited liability partnership, Villa Clare Partners, L.P. (“Villa Clare”), was formed. Mrs. Smith and her family members contributed shares of Class A Common Stock of the Issuer to West Wesley Associates, LLC (“West Wesley”), the general partner of Villa Clare, and received percentage interests in Villa Clare in accordance with their relative contributions. Mrs. Smith contributed 399,123 shares of Class A Common Stock. Clarence H. Smith is the manager of West Wesley and has sole voting and investment power over all of the assets owned by West Wesley and Villa Clare, including the shares of Class A Common Stock of the Issuer. Mrs. Smith expressly disclaims beneficial ownership for all purposes of the shares of Class A Common Stock held by West Wesley and the shares of Class A Common Stock that may be deemed held by Clarence H. Smith.
     On November 30, 2002, Mrs. Smith executed a revocable proxy in favor of Clarence H. Smith pursuant to which Clarence H. Smith was granted the power to vote all shares of Class A Common Stock of the Issuer held by Mrs. Smith. The proxy continued in effect until May 24, 2007 when the shares held by Mrs. Smith were contributed to West Wesley.
     Except as described above and in Item 5 with respect to the shares held by the Foundation, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between Mrs. Smith and any other person with respect to any securities of the Issuer.
Item 7. Material to be Filed as Exhibits.
     Villa Clare Partners, L.P. Agreement of Limited Partnership was previously filed.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 11, 2007

/s/ Betty H. Smith

Betty H. Smith